80
2/3/04

04001651

ED STATES
:XCHANGE COMMISSION
,ton, D.C. 20549

VFI-30-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JAN 12 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-38164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Investors Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Drive
(No. and Street)

Minnetonka	MN	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Marquis (952) 945-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

5151 Edina Industrial Blvd., #500	Minneapolis	MN	55439
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT J. MARQUIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN INVESTORS GROUP, INC., as of OCTOBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MARY GENZ
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Notary Public

Signature

~~CHIEF FINANCIAL & OPERATI~~ONS OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of ~~Income (Loss)~~.
- [ ] (d) Statement of C~~hanges in Financial Conditio~~n.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Statement of Financial Condition

October 31, 2003 and 2002

AMERICAN INVESTORS GROUP, INC.

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of SEC and Private Companies Practice Sections of the American Institute of Certified Public Accountants

Member of the International Group of Accounting Firms with Offices in Principal Cities

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REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2003 and 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statement of financial condition provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
November 20, 2003

500 Sentinel Building 5151 Edina Industrial Boulevard Minneapolis, MN 55439 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

ASSETS		October 31 2003		2002
Cash and cash equivalents	$	**410,140**	$	310,232
Broker dealer receivables		**8,753**		6,070
Due from customers		**6,000**		
Investments		**383,379**		167,652
Prepaid expenses		**10,289**		17,756
Office furniture and equipment, net of accumulated depreciation of $149,602 in 2003 and $133,646 in 2002		**68,924**		81,717
NASD membership, net of accumulated amortization of $25,000 in 2003 and $10,000 in 2002				15,000
Intangible assets, net of accumulated amortization of $22,500 in 2003 and $8,125 in 2002				14,375
Total assets	**$**	**887,485**	$	612,802

Notes to Statement of Financial Condition are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDERS' EQUITY	October 31 2003	2002
Liabilities		
Accounts payable	$ **7,830**	$ 9,517
Accrued compensation	**153,202**	75,093
Accrued 401(k) and profit sharing	**40,000**	20,000
Deferred tax liability		4,000
Due to customers		7,000
Total liabilities	**201,032**	115,610
Commitments and Contingencies		
Stockholder's Equity		
Common stock, Class B, voting, no par value: Authorized, 2,000 shares, issued and outstanding, 940 shares	**940**	940
Additional paid-in capital	**454,060**	454,060
Retained earnings	**231,453**	42,192
Total stockholder's equity	**686,453**	497,192
Total liabilities and stockholder's equity	$ **887,485**	$ 612,802

Notes to Statement of Financial Condition are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting trailer fees earned from the issuance of church bonds. Revenue is recognized as the bonds are issued.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly owned subsidiary of Apostle Holding Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Cash equivalents include $27,575 and $10,657 in 2003 and 2002, respectively, invested in money market accounts which are not FDIC insured.

Financial Instruments

The Company's financial instruments are cash and investments, which approximate fair value at October 31, 2003 and 2002.

Office Furniture and Equipment

Office furniture and equipment are stated at the lower of cost or estimated fair value. Depreciation and amortization are provided over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Intangible Assets

Intangible assets represent membership fees with the National Association of Securities Dealers (NASD) and a customer list. The intangible assets were amortized by means of the straight-line method over 40 years for the NASD membership and 15 years for the customer list. During fiscal 2003, the Company wrote off the remaining balance of $15,000 and $14,375, respectively. These amounts are included in amortization expense for the year ended October 31, 2003.

Income Taxes

The Company files consolidated income tax returns with its parent, Apostle Holdings Corp. in fiscal 2003 and 2002. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due plus deferred taxes primarily due to differences between the bases of property and equipment and intangible assets for financial and income tax reporting. There were no material deferred taxes at October 31, 2003 and 2002. The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes and because certain expenses are deducted for financial reporting that are not deductible for tax purposes.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable or receivable are included in an inter-company account with the parent and are reflected in the discretionary portion of consulting fees to the parent.

2. INVESTMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. The Company classifies its debt and equity securities investments as "trading" since the Company is a securities broker/dealer. The debt securities are carried at market value, which approximates cost. The equity securities are carried at market value, which is based on quoted values. Gains and losses are reported in earnings.

The debt securities are primarily private church bonds without a ready market value. Interest on bonds varies from 10.00% to 12.75% and maturity dates are from current to August 15, 2020.

The equity securities are primarily stocks that are traded on the National Association of Securities Dealers Automatic Quotation System (Nasdaq) exchange.

The cost and fair value of the Company's investments held for resale at October 31, 2003 and 2002 are as follows:

	Cost	Estimated Fair Value
October 31, 2003		
Church bonds	$ **11,860**	$ **11,860**
Equity securities	**188,170**	**371,519**
	$ **200,030**	$ **383,379**
October 31, 2002		
Church bonds	$ 10,900	$ 10,900
Equity securities	287,012	156,752
	$ 297,912	$ 167,652

Unrealized gains on investments held for resale were $183,349 in 2003 and unrealized losses were $130,260 in 2002. Realized gains on investments held for resale were $29,425 and $4,149 in 2003 and 2002, respectively.

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company had two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Directors. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2003 and 2002 no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Directors. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. The holders of these shares are to be Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2003 and 2002, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2003 and 2002, the net capital ratio, net capital and excess net capital are as follows:

	2003	2002
Net capital ratio	**0.38:1**	0.36:1
Net capital	$ **528,229**	$ 320,547
Excess net capital	$ **278,229**	$ 70,547

In conjunction with Apostle Holdings Corp.'s purchase of American Investors Group, Inc., the Company has pledged its revenue stream of its underwriting trailer fees as collateral for the Apostle Holdings Corp. bank loan of $241,000 at October 31, 2003. The loan is due in monthly installments of $11,455, including interest at 1% over the bank's prime rate or 5% at October 31, 2003. The final loan payment is due January 2006, at which time the Company's obligation will expire.

The Company would be required to make payments on this obligation only in the event Apostle Holdings Corp. failed to pay amounts due, including accrued interest. The maximum potential amount of future payments that the Company would be potentially required to pay includes any unpaid principal due, accrued interest, and administrative fees. The agreement does not provide for a limitation of maximum future payments. Management believes the likelihood is remote that material payments would be required under this obligation.

5. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees.

6. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement.

The Company has a consulting agreement with its parent, Apostle Holdings Corp. A monthly base consulting fee was paid to Apostle Holdings Corp. in fiscal 2003 and 2002. At management's discretion, additional consulting fees are paid to Apostle Holdings Corp.

The Company earned underwriting commissions from American Church Mortgage Company, an entity related by common management, during fiscal 2003 and 2002.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT AUDITORS ON
SUPPLEMENTARY FINANCIAL INFORMATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the statement of financial condition of American Investors Group, Inc. as of October 31, 2003 and 2002, and have issued our report thereon dated November 20, 2003. Our audits were conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplementary information contained on the following pages 11 and 12 are presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker & Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
November 20, 2003

500 Sentinel Building 5151 Edina Industrial Boulevard Minneapolis, MN 55439 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

October 31, 2003

Net Capital	$	686,453
Total stockholders' equity		
Deductions:		
Non-allowable accounts receivable		11,700
Prepaid expenses		10,289
Equipment, net of accumulated depreciation		68,924
Secondary investments		11,860
Haircut on other securities		55,451
		158,224
Net Capital	$	528,229
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	201,032
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	278,229
Ratio of aggregate indebtedness to net capital		0.38:1

No reconciliations deemed necessary since no material differences were noted.

See Report of Independent Auditors on Supplementary Financial Information.

AMERICAN INVESTORS GROUP, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3

October 31, 2003

Reserve Requirement	$	-
Reserve Bank Account	$	111,589
Reserve Excess	$	111,589

No reconciliations deemed necessary since no material differences were noted.

See Report of Independent Auditors on Supplementary Financial Information.

AMERICAN
INVESTORS
GROUP, INC.

10237 Yellow Circle Drive
Minnetonka, MN 55343
ph (612) 945-9455
fax (612) 945-9433

January 9, 2003

NASD
Kansas City District Office
120 West 12th Street, Suite 900
Kansas City, MO 64105

SEC MAIL PROCESSING
RECEIVED
JAN 12 2004
WASH., D.C. 158 SECTION

Attention: Alyssa N. Patton, Senior Compliance Examiner

Ms. Patton:

We are in receipt of your letter dated January 6, 2004 in which you state our annual audit report is deficient in that it did not contain the following information:

1. Facing Page (Form X-17A-5 Part III)
2. An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized) (SEC Rule 17a-5(e)(2).

Enclosed you will find our annual audited financial statements with the required facing page and affirmation signed by a duly authorized officer. Our office administrator mistakenly sent audited financial statements which did not contain these required items.

We apologize for any inconvenience this has caused. If you have any questions, or need any additional information please contact me at the number listed above. My extension is 124.

Sincerely,

Scott J. Marquis
Chief Financial & Operating Officer
American Investors Group, Inc.

cc: Ms. Mary Keefe
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Boulay, Heutmaker, Zibell & Co., P.L.L.P.
Certified Public Accountants
500 Sentinel Building
5151 Edina Industrial Blvd.
Minneapolis, MN 55439

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